April 8, 2020

Rex Copeland
Treasurer
Great Southern Bancorp, Inc.
1451 East Battlefield
Springfield, Missouri 65804

       Re: Great Southern Bancorp, Inc.
           Registration Statement on Form S-3
           Filed April 2, 2020
           File No. 333-237548

Dear Mr. Copeland:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Stickel at 202-551-3324 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance